November 27, 2006.

Via E-Mail and EDGAR

United States Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

Division of Corporate Finance

Att:      Mr. Michael Fay
             Accounting Branch Chief

Ref:     Grupo TMM, S.A.
             Form 20-F: For the Year Ended December 31, 2005
             Form 6-K: Furnished April 28, 2006 and July 28, 2006
             File Number: 333-14194

Dear Mr. Fay,

             I am writing in response to your kind letter dated September 27, 2006. Unfortunately, as I recently advised you in a phone message, we only received such letter through regular mail until October 18. Therefore, I apologize for filing this response outside of the 10 business day period that you had indicated in the letter.

             I would like to address your comments in the same order (by numeral) as you outlined them in your letter. Where applicable, we will endeavor to include the substance of the following responses in the relevant sections of future filings by Grupo TMM:

1.         The two ships which do not have double hull are chartered by the Company, and the current chartering agreements expire in May 2007 and December 2008, well in advance of the date in which they will no longer comply with the restrictions contained in OPA 90 and IMO in 2012 and 2010, respectively. We have no plans to renew the charters and will return the vessels to the lessors at the time of expiration of the chartering agreements. At such time, the Company may seek to charter other ships which comply with OPA 90 and IMO regulations. We will include further updates to this disclosure in future filings.

2.         A tax benefit of $61.6 million was reported in the year ended December 31, 2005, because the Company incurred a tax loss which resulted in the recognition of a $121 million deferred income tax benefit. This benefit was decreased by approximately $1.0 million of net other temporary differences and was partially offset by an increase in the valuation allowance for deferred income taxes by $58.4 million. This would be compared to a tax provision of $43.7 million reported in the year ended December 31, 2004, which included a $73.1 million valuation allowance for deferred income taxes in certain subsidiaries, offset by the recognition of a $35.5 million deferred income tax benefit

             Regarding your question as to how nondeductible expenses increase the benefit, by broadening the detail of the reconciliation it is clear that the non deductible expenses do not increase, but rather decrease the benefit. In the table shown in the F-20, the item ”non deductible expenses” included both nondeductible expenses and nontaxable income, whereby nontaxable income exceeded nondeductible expenses.

3.         We agree with your comment. In future filings, we will include added disclosure regarding our expansion possibilities that are reasonably expected to occur in the subsequent fiscal year, as well as ranges on the required capital expenditures to achieve such expansion. As a sidebar, we detailed several 2006 capital expenditures in note 26 to the 2005 Financial Statements captioned ”Events after the balance sheet date”.

4.         In response to your request to reconcile certain amounts between the Balance Sheet and the Consolidated Statements of Cash Flows please see the tables below.

            a.      The reconciliation you requested for Restricted cash is as follows:

			Statements of
	Balance as of December 31,		Cash Flows
Amounts in thousands of dollars	2004	2005

Restricted cash	$6,809	$347,888	($341,079)

             The table above shows the calculation of the change in restricted assets as calculated from the reported balance sheet. Due to an involuntary error, the amount of the change shown in the Statements of Cash Flows was (354,697). The difference of (13,618), which was the difference between the change reported in the Statement of Cash flows of (354,697) and the calculated change on the reported Balance Sheet of (341,079), was included in other non-current assets and long-term liabilities, which totaled (235) at December 31, 2005, and is reconciled below as follows:

Other non-current assets and long-term liabilities. Amounts in thousands of dollars	2005

Increase in Account receivable from KCS	($1,763)
Increase in other current assets	12
Increase in others non current assets	(11,443)
Exchange rate differences - net	(995)
Increase in reserve for pensions and seniority premiums	1,095
Increase in investment held in associated companies not consolidated	(759)

Total Other non-current assets and long-term liabilities as would be
presented in the Statements of Cash Flows	(13,853)
Amount reclassified from Restricted cash shown by error as Other non-
current assets and long-term liabilities.	13,618

Amount shown in the Statements of Cash Flows	($235)

             Based on the above analysis, we have observed that the items to be reclassified are within the same cash flow classification of cash flows from operations. hence our consideration that a possible amendment would not present a material change in the Statement of Cash Flows.

            b.      The reconciliation you requested for Other accounts receivable and related parties is as follows:

	Balance as of December 31,

Amounts in thousands of dollars	2004	2005	Changes

Amounts due from related parties	448	11	437
Total Net Tax recoverable	21,309	9,428	11,881
Other accounts receivable - Net	17,786	10,176	7,610

Total Changes in Other accounts receivable and related parties			19,928
Less VAT payable included in Net Tax Recoverable but reclassified
to accounts payable and accrued expenses due to its credit nature	(22,929)	(27,207)	(4,278)

Amount shown in Statements of Cash Flows			15,650

            c.      The reconciliation you requested for Accounts payable and accrued expenses is as follows:

	Balance as of December 31,

Amounts in thousands of dollars	2004	2005	Changes

Accounts payable	24,453	22,755	(1,698)
Total Accrued expenses	46,825	48,845	2,020
Accounts payable and accrued expenses of Subsidiaries Sold and Purchased Net			(3,340)
Accrued interest (not paid)			44,526
Plus VAT payable included in Net Tax Recoverable (above) but reclassified
to accounts payable and accrued expenses due to its credit nature	(22,929)	(27,207)	4,278

Amount shown in Statements of Cash Flows			45,786

5.         Because of the small relative importance of the Colombian port operations we considered it unnecessary to reclassify as discontinued operations for all the periods presented. The evaluation as a percentage of Net income, total assets and total liabilities of the Company that constitute, the Colombian ports is presented below.

Amounts in thousands of dollars

	Total Consolidated	Colombian Port Business (2)	Colombian Port Business as % of Total Consolidated
Net Income for the Year Ended December 31, 2005	$171,304	($7,659)	(4.47%)
Assets As of December 31, 2005	$793,126	$10,547	1.33%
Liabilities As of December 31, 2005	$656,380	$4,141	0.63%

(2) Balances for Colombian port business as of the date of sale.

             Based on our consideration of the impact of the reclassification on the consolidated balance sheet and the consolidated statement of income, we concluded that the reclassification of the Colombian Port business as discontinued operations was immaterial for financial reporting purposes.

6.         The gain from our sale of Grupo TFM was determined as follows (figures in USD thousands):

Total consideration from sale of shares of Grupo TFM (3)	$593,680
Cost of shares of Grupo TFM	(349,166)

Result on sale of shares of Grupo TFM, pre-costs and Expenses	244,514
Costs and expenses related to the sale of shares of Grupo TFM	(46,515)

Net gain from the sale of shares of Grupo TFM	$197,999

(3) Includes $200 million in cash; $47 million of a note payable in June 2007; and 18.0 million shares of KCS at a price of $19.26 per share.

7.         The detail of the $581,054 recorded due to the sale of shares of subsidiaries during 2005 is as follows:

Proceeds from the sale of 18 million KCS shares (4)	$359,942
Cash received from KCS	200,000
Proceeds from the sale of shares in Operadora de Apoyo Logístico, S.A. de C.V.	12,290
Proceeds from the sale of shares in Terminal de Contenedores de Cartagena, S.A. de C.V.	6,655
Proceeds from the sale of shares in Terminal de Contenedores de Cartagena, S.A. de C.V.	2,167

Amount shown in Statement of Cash Flows	$581,054

(4) It includes 18.0 million shares of KCS at a price of $22.25 usd. per share, net of sale related expenses of $40.6 million.

8.         In response to your question number 8, our method of allocation of administrative cost as it applies to each segment is as follows: i) Administrative cost directly disbursed by the segment; ii) plus expenses disbursed by corporate entities in the name of the segment; iii) plus expenses in cost centers identified with the specific segment. This methodology has been applied consistently during the periods reported. Corporate administrative cost is not allocated to the segments.

9.         In response to your comment number 9 and following IAS 8 paragraph 31, we recognize that as of December 31, 2005, the appropriate disclosure regarding the new pronouncement of the reviewed IAS 19 should have been as follows:

”As of the date the F-20 was filed, the Company was not able to reasonably estimate and disclose the impacts in the Financial Statements due to the adoption of the revised IAS 19, including revised paragraph 120A which will be applicable to us effective January 1, 2006 per paragraph 159B.

The Company is currently in the process of calculating of the impacts of the adoption of the aforementioned revised IAS 19 Based on the impracticability of computing the effects of the revised IAS 19 on the 2006 financial statements at the time, we will address the need of such disclosures (IAS 8, paragraph 31) in future filings.

10.      Please see bellow a table with the Reconciliation of the income tax benefit (provision) based on the statutory income tax rate, to recorded income tax benefit (provision) for the year 2005, disclosing a more detailed analysis. Please note that this detail does not change the results previously disclosed.

            Reconciliation of the income tax benefit (provision) based on the statutory income tax rate, to recorded income tax benefit (provision) (amounts in thousands of dollars) for the year ended December 31, 2005:

Loss before income tax and minority interest	($85,495)

Income tax at 34% in 2003, 33% in 2004 and 30% in 2005	25,649
Increase (decrease) resulting from:
Sale of Shares	128,655
Change in valuation allowance	(58,399)
Inflationary tax effects and peso exchange rate on deferred tax balance	(19,879)
Inflationary tax effects on monetary assets and liabilities- net	(6,524)
Provisions, including allowance for doubtful accounts	(16,261)
Non deductible expenses	(8,479)
Non taxable items	7,800
Change in Inventories	(361)
Book to tax depreciation	3,756
Result in the sale of assets	2,940
Change in enacted income tax rate	2,812
Other	(85)

Net income tax benefit (provision)	$61,624

11.      As part of the normal services provided to some of our customers of the shipping agencies, we purchase goods and pay some expenses on behalf of those clients. Up to the first quarter of 2006 the amount of goods and services purchased on behalf of our clients was immaterial and we reported as revenue the total amount invoiced (the services provided plus the purchases on behalf of clients); but starting with 2006, because one of our clients requested such services from us on a more regular basis, we determined that the amount of purchases on behalf of clients would become material. The Company concluded that because of this increased activity, a change in accounting principle with respect to the presentation of these revenues would be needed to avoid distorting the operating results of the Company. As such, as of January 1st, 2006, the Company recognizes as revenue only the fees charged for the services plus the commission charged for the purchase of the goods and services due to the immateriality of the revenues during previous years no reclassification was made to such periods. The purchases on behalf of the customers are not reflected either as revenues or as cost. As a result of the above, revenues and cost for the first quarter of 2006 were $11.1 million lower than without the change in accounting policy. Due to the immateriality of the revenues during previous years no reclassification was considered to be necessary for such years.

12.      The Company decided in 2006 to pay extraordinary bonuses to their employees as recognition of the outstanding efforts of the employees during previous years. The Company had not recorded such bonuses in prior years because the obligation did not exist prior to 2006. The amount of the bonuses paid was $0.4 million.

13.      The company received from Kansas City Southern (KCS) the VAT /PUT settlement of $110.0 million in a combination of i) $40.0 million in a note receivable, which increased the Accounts Receivable from KCS; ii) $35.0 million in cash and $35.0 million in KCS`s shares less $1.3 million of expenses related with the sale of the participation of TFM disbursed during the period, which are reflected in the Cash Flows Statement as income from discontinued operation for $68.7 million. This item was not intended to be an adjustment to the net income before discontinued operations but an additional flow item after the net income before discontinued operations. In the future we will show a separate caption for Cash flows from discontinued operations in the Statement of Cash Flows.

Sincerely,

Juan Fernández Galeazzi
Chief Financial Officer